Filed by Huffy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Huffy Corporation

Commission File No. 333-92030

Facilitator:  Good morning, my name is Kevin and I will be your conference facilitator today.  At this time, I would like to welcome everyone to the Huffy Corporation 2002 Second Quarter Earnings Release Conference Call.  All lines have been placed on mute to prevent any background noise.  After the speakers remarks there will be a question and answer period.  If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad.  If you would like to withdraw your question press the pound key.  Thank you.  Mr. Lafftery you may begin your conference.

Robert Lafferty:  Good morning, thank you for joining us.  I have with me today Don Graber, who is our Chairman/President and CEO.  I am Bob Lafferty and what we would like to do this morning is follow an agenda similar to that which we have in the past with one exception.  Many of you may have on Bloomberg noticed that the SEC is beginning to flex its muscle, and we have been advised that it is important that as we are in the process of filing to register shares with Gen-X that we include in the introduction a cautionary statement, that if you have the press releases on the file page, so you may certainly follow along.  Following that I will spend a little bit of time on the second quarter and the first half financial results, turn it over to Don for a few comments on the business climate, and then we will open it up for questions.

As you know Huffy Corporation (“Huffy”) has filed a registration statement on Form S-4, (File No. 333-92030) in connection with the transaction and Huffy and Gen-X Sports intend to mail a joint proxy statement/prospectus to their shareholders in connection with the transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it becomes available and other documents filed by Huffy with the SEC at the SEC’s website at www.sec.gov.  A free copy of the joint proxy statement/prospectus and other documents may also be obtained free of charge from Huffy by directing your request to 225 Byers Road, Miamisburg, OH  45342, Attention:  Investor Relations.

Huffy and its officers and directors may be deemed to be participants in the solicitation of proxies from Huffy shareholders with respect to these transactions.  Information regarding such officers and directors is included in Huffy’s proxy statements for its 2002 Annual Meeting of Shareholders filed with the SEC on March 6, 2002.  This document is also available free of charge at the SEC’s website at www.sec.gov or from Huffy as described above.

Let me now move into and just talk a little bit about our results for the second quarter and first half of 2002.  Starting at the top line, sales for the second quarter, were $93.4 million up about 7 and a half percent from the $86.9 recorded in the second half, second quarter of 2001.  For the year, sales are slightly down on a year to year basis; this year coming in at a total of $163.8 million versus $168.1 million in the prior year.  Gross margins have improved substantially both on a quarterly basis and on a year to date basis.  Gross margins for the quarter were 18.2% and so far overall for the year 17.7 up approximately 31 and 25% respectively from the 13.9 % gross margins recorded in quarter two of 2001 or for the full year, half year of 14.1 in 2001.

We are looking at some increases in our SG&A expenses for the second quarter.  They’re up to about $13.8 versus $11.1 million in the first year.  Most of these cost have been driven by things that are happening in the financial markets, such as increased pension cost due to much lower earnings in our defined benefit plan, as well as the withdraw of a number of carriers from the liability market place which has forced some fairly substantial increases in premiums on a year over year comparison.  For the first quarter, second quarter, our earnings were $1,275,000 or $.12 a share compared to approximately $800,000 or $.07 for the second quarter of 2001.  For the year we at $.18 of earnings versus $.17 for the first half of 2001.  Clearly well within our range of expectations and at the higher end of where we thought we would be at this time.

Our balance sheet remains strong.  We closed the first half of the year with $36.3 million in cash compared to $16.8 million last year, an increase of about $19.4 million, and our non-cash working capital has gone down by approximately $40 million as a result of working very closely with our suppliers to ensure that we are working with extended terms and also following very closely collections from our customers.  Total assets are up slightly, but that is really a function of the time of year as this is one of our busier selling seasons and our accounts receivable and inventories are up slightly from where they were last year and at year end.  With that, let me turn it over to Don and have him give you his thoughts on where we stand and what the future looks like.

Don Graber:  Good morning.  It is a pleasure to be with you this morning.  Let me kind of step you through some key things from a strategic and an operational standpoint.  If you look at the second quarter sales and earnings, we were strong in our Huffy product areas.  In our wheeled products, bicycles had good sales in the second quarter and first half of the year and encouragingly a new product such as the spin cycle, which we are just introducing into the marketplace, we are getting good placement and expect to have good orders for spin cycle, which is a 3 wheel power wheel type of new product.  We expect to have good placement and good orders for the Christmas sale season.  Wheeled products had a solid second quarter.

Backboards have a very strong second quarter and first half, and as you are probably aware if you have followed our press releases, we are introducing a new line of inflatable basketballs, footballs, soccer balls, volleyballs into the marketplace and that has been well received on it.  But if you just look at the backboard business, itself, it had strong POS in the first half and second quarter, with POS being up something in the neighborhood of 20 plus percent versus a year ago and so that was a solid business for us in quarter two.

If you look at our service business and the assembly and merchandising area, it was significantly impacted by the reorganization of one of our larger customers and it was impacted more than we had anticipated when that reorganization occurred in January on us.  So their sales are below and earnings are below last year levels in spite of new business generated by our outdoor power equipment business at Lowes.

So again, we can see an improving trend and that will continue to improve in our judgment in the second half of the year.  As Bob says you put all of that together in a blender and we are pleased with our second quarter results given the turbulent economic environment we are in today and we look forward to the second half with some challenges, but we think the second half ought to be reasonably good for us.  We have intensified focus on new product development and we announced an advertising campaign, hopefully you have seen the announcement to, basically, it’s a multi-year campaign to support the Huffy bicycle brand.  We think that is prudent, okay, and we think that will help us increase our revenue dollars and earnings on a going forward basis.  Bob mentioned the balance sheet remains debt free.  $36.3 million of cash on hand.  So we are well positioned as we move into the second half of the year and as we look at acquisitions, such as Gen-X.  SG&A costs are unfortunately a little higher than we wanted them to be primarily driven by the post retirement and benefit programs and the higher insurance premiums that Bob mentioned on it.  I should mention, however, we are looking at additional actions to, as you know we are good at cost control and we focus on it very intently, we are looking at additional actions that might reduce our cost levels on a going forward basis.  If you look at our projections for the year, we still think we are tracking at $.40 to $.60 range for the year, but it is probably closer to the middle than we are to the high end, depending on how the volume comes in in the second half of the year.

I should mention, too, our acquisition of McCalla, which we completed at the end of the first quarter of this year.  That business is so far tracking as we expected it to, to plant.  And they are currently projecting a solid second half of the year, and so that one, so far is, appears to be performing as we anticipated.

Bob mentioned Gen-X, as we are, Gen-X continues to track to their forecast too for the year.  They are probably going to have sales in the $150 plus million range, okay, and we are moving forward.  That’s a good acquisition for us because we think it will be instantaneously  accretive, and we look forward to completing that in the fourth quarter of this year.  With that let me stop and I will be happy to take any questions.

Facilitator:  At this time I would like to remind everyone, in order to ask a question please press star then the number one on your telephone keypad.  We will pause for just a moment to compile the Q&A roster.  Your first question comes from the line of Jeff Cohen from Cap Advisors.

Jeff Cohen:  Good morning.  How are you doing?

Lafferty and Graber:  Good morning.

Cohen:  You talked about Kmart was an issue in the first quarter, I mean the first half and do you see it being the same issue in the second half on a income basis and can you talk about in the press release you talk about the Gen-X acquisition adding, having the potential to add significantly to earnings and profits next year.  Could you sort of give us a little more of a quantification of what that might be?

Graber:  Let me first take Kmart.  Obviously, Kmart filed for reorganization or bankruptcy on January 22 and as you have probably read tremendous amount of materials been in the magazines and newspapers on it, so they have really, kind of spent the last six months or the last five and a half months really getting themselves righted from that and hopefully as they move into the third quarter and fourth quarter, they are starting to get back to a bit more business as usual type mode on it.  So I think obviously, Kmart is going to have challenges, has had challenges and will publicly tell you that they are going to  have challenges as they go forward, but our business there is more stable today than it was January 23rd, okay.  So I think, I think the Kmart reorganization is a work in progress that they can speak to better than I, by far.  We are fully supporting them, and our relationship is strong and we are back flowing product.  Hopefully they order more product in the second half of the year and more service requirements in the second half of the year than they did the first of it.  As to Gen-X, Bob would you care to comment on that?

Lafferty:  Yeah, I think that if you look at the S-4 and the financial data, you can see that Gen-X over the five years from 1997 to 2001 has shown fairly strong growth, growing from low $50’s to approximately $107 million in sales in 2001 with net earnings of about $5 and a half million.  As Don mentioned, they are tracking to their sales forecast this year of about $150 million, and while I think it’s too early to really talk about it in terms of exact numbers, the ranges we would expect that their income generation would tend to follow their sales growth this year.  We also anticipate that with the new products and with some of the things that they are currently doing that we would expect to continue to see growth in the 2003 timeframe.  Obviously, because of the fourth quarter closing, Huffy will not on a consolidated basis show a significant increase this year.  As Don said, it will be accretive, but it is nothing compared to what we think it can add to us or add to our results in 2003.  Hope that answers your question Jeff.

Cohen:  Sort of, you had talked about in the last conference call, you talked about also spending more money, a little bit more money into advertising, marketing sports, so that we could not straight line the number, and I think a number was thrown out somewhere, well if you put the two companies together it looked like anywhere from $.80 to a buck.  It was that large of a range for next year, but then you said you were throwing in the some more marketing expenses.

Lafferty:

We certainly would expect, just as we started to step up advertising that they will continue to support the development of the brands that they have, and so I wouldn’t want you to take and do an exact proportional 1075 and a half to 150 and assume that that is going to be the number.  But we do think that their earning will continue to grow with their sales.

Cohen:  Is an $.80, $1.00 range sort of reasonable for next year?

Lafferty:  I am not going to comment on that at this point, but as we move further toward the acquisition and as we have a much better feel for what the balance of our year looks like and what their year looks like as we move forward, then we will be in a position once we close to start talking about how things are going to look.

Cohen:  Okay, thanks Bob.

Facilitator:  Your next question comes from the line of David Spiel of Mastro Communications

Spiel:  Good morning, just had a couple questions about Gen-X and where you anticipated going with the Tommy Armour® line of golf equipment.

Graber:  Is that the question?

Spiel:  Yeah, just that’s the sense we are getting, trying to understand where you want to go with that.

Graber:  Yeah, the Tommy Armour® brand will be in the Green Grass Pro Shops, high end golf specialty shops.  It is the step-up brand.  Also we have the RAM® brand and that brand will be at other types of distribution, including the mass channel.

Spiel:  And how are you going to come up with new hierarchies for managing it?  Are you going to come up with a new management team to run Armour or is it going to be something under the existing team?

Graber:  There is already a team in place and has been in place since about a little over a year now and, quite frankly, I think have done a very good job to date and have grown the business very nicely this year, okay.  By using the channel management strategy that I just described with the brands.  They also have, you may not be aware, they have the Teardrop® brand and Zebra® brand too.  So, this is a full sales, marketing, product development team in place, and the business is growing nicely this year.  We anticipate it will continue to grow and in 2003.  Because there is some new products and stuff and some new customers coming on stream.

Spiel:  So you are pleased with the management as it exists right now?

Graber:  Very much so, very much so.  It is, Gen-X is not a fix-it.  They’re an organization that has grown nicely and has grown profitably, okay, and their golf business, they have assembled a nice team there.  Obviously as they get bigger, they will probably have to add some to the team just from a size scale standpoint, but the leadership is strong and the marketing skills are strong and the selling skills are strong.

Spiel:  Is there going to be a plan to help to push the brands and promote them more than in the past?

Graber:  Yeah, it is, they have already started a very nice promotional advertising plan that if you, such as Sports Illustrated, Golf Digest, Golf Magazine, is, they have an excellent advertising program that they have had in place for the last, since early this year and quite frankly, its well done and so, we won’t be tampering with that one.  So again, I think product wise, product development wise they are doing a good job.  Sales and marketing they are doing a good job, and they’re got a nice advertising program going which is appropriate for them.  This is not TV advertising, and it’s the appropriate type campaign for them.

Spiel:  Obviously, with them and with such established name brands as well, I think it’s a matter of renewing that people’s commitment that there is something behind it.

Graber:  Yeah, what’s different here from my perspective is there is no question we have to refresh the Tommy Armour® and RAM® brands with the consumer, but there is a good residual base of knowledge of those brands out there and quite frankly that’s how Gen-X has approached it.  Its not like you are going to go out a build a new brand from scratch.  This is refreshing in everybody’s mind that Tommy Armour® and RAM® are out there and doing it in a very economical fashion I think.

Spiel:  Thank you.

Facilitator:  Your next question comes from the line of Michael Prody of Remark Capital.

Michael:  Hey guys, couple of questions.  Firstly, I was wondering if you could talk about the competitive environment that you see for the balance of the current year and secondly, I wanted to address the SG&A issue and get a sense of how much of that cost was kind of one off from the second quarter and then just generally, where do you see that number tracking to for the balance of the year?  Thanks.

Graber:  Yeah, if you look at the press release, kind of the bottom of the last paragraph of page 2 is, I don’t even know how to describe our current economic times.  I guess I use the word turbulent, okay, but the first half was turbulent with everything from, I don’t know, Enron, WorldCom, stock market and so on and so on.  We are just planning that the second half is going to continue to be more of the same.  And what our focus is at Huffy is we have a very, we have had it for a number of years, a very strong focus on new products, customer relations, cost reduction, cash integration.  So, we are keeping all of those mechanisms in place running full force and just assuming that, I sure wish it would stop, but just assuming that it is going to be turbulent times for another six months, and we all know that at some point all of this craziness will get sorted out on its own.  And you know we mentioned earlier, one of our large customers is having some problems, and so I think, but we think that we are well positioned to manage in that environment because we have been doing it and we are okay.

Michael:  Okay, seem to I remember, I don’t have the press release here in front of me and I am traveling right now, but I seem to remember you mentioning something in the press release about a new competitor or change in the competitive environment.

Graber:  Yeah, yeah, it is our bicycle business.  Schwinn is entering the mass market, okay.  And that is a new brand for the mass retailers to, the Walmarts and the Targets and the Toys R Us and the Kmart store to work with on it.  But, the good news for us is that we’ve had good placement, out placement for the second half of the year is done in bicycles, so we know that the number of skus, or stocking units, are going to have in each account.  We have good placement, we have good promotions, okay.  But like all businesses, the competitive landscape just keeps changing, so there is changes going on in the bicycle business.  Quite frankly, the smaller guys have been hurt the worst, the small bike manufactures and so.  I just I think that we are going to continue to have a dynamic, turbulent changing environment that we are well positioned, and you know what helps us, is our cost are in good control and our balance sheet is in good control and we have cash in the bank.  The other thing we are going to work on is we have done an excellent job on the SG&A.  As I mentioned we’ve got some pressures at SG&A, but we’ll look at ways to reduce our costs even further and we are going to be doing that in the second half of the year.

Michael:  So just to come back to SG&A then, how much of that do you see as one time in the second quarter versus how much of that is ongoing, do you think?

Lafferty:  That is a little hard to quantify at this point.  We have been watching as we have been looking at our post retirement benefit liabilities and watching the earnings in our post retirement fund.

Graber:  It depends on what the market does.

Lafferty:  And we’ve been watching what’s happened as we have continued to evaluate and renew insurance programs, so we think that this will continue to be, to use Don’s word, turbulent or rocky for probably at least the balance of this year.  Then of course we expect to see these things stabilize.  We believe there is a bottom to the market somewhere.

Michael:  Yeah, I sure hope.

Graber:  I sure hope we find it soon.

Michael:  Yeah, then just finally, on the Schwinn situation.  What kind of an impact do you anticipate that having in either terms of  placement or pricing, you know, both for the balance of this year and then for next year?

Graber:  Well, that is something we obviously we have a close eye on.  However, our plan is to maintain our market share, okay, and our piece of the market and so far we seem to be able to do that.  So, I think that, you know, we are taking the competitive landscape kind of one day at a time and doing all the things that we think are smart as we have an aggressive new product development program in the wheeled product area.  We are rolling out new products.  Our costs are very competitive so we are aggressive in the marketplace.  Our SG&A is low in our bicycle business and so we are, it will be competitive, but we think we are well positioned to deal with it.  And it’s early because Schwinn is just entering the marketplace now, okay, but our volume and our load for the second half of the year looks very solid.

Michael:  Okay, great.  Congratulations on the fantastic balance sheet.

Graber:  Thank you very much.  We worked hard on that one.

Facilitator:  Once again I would like to remind everyone that in order to ask a question please press star then the number one on your telephone keypad.  Your next question comes from the line of Rick Wayman of Research Stock.com.

Wayman:  Good morning gentlemen.

Lafferty and Graber:  Good morning.

Wayman:  Hey, kind of a background question.  The other expenses line, it has always been kind of volatile from quarter to quarter, but it seems to have reached a new level.  Can you give us a flavor as to what is going on in that line that might have driven up to almost $800,000 and what, you, we should expect going forward?

Lafferty:  Rick, I have to be candid with you and tell you that I really haven’t focused on that particular line at this point.  But I would be happy to give you a call back and let you know.  Clearly it is volatile, those are things that we don’t anticipate, but we can’t book as revenue so they can be from a number of different, different things as we work our way through the year.

Wayman:  Okay.  I know that it is a catch all kind of things but I just wanted to ask the question in case you had the answer.  Another question, my last question, is in the press release you alluded to the inflatables getting good reception.  I just wanted to confirm that doesn’t indicate that there is any sales from those, those inflatables yet, but there just, the indications are that they could generate potential sales in the second half of the year?

Graber:  Yeah, Rick, you’re reading it correctly.  We will be shipping inflatables in the second half of the year.  We do have some good placement with significant customers, that you would instantaneously recognize the name and hopefully those customer will move tonnage.  So, it’s been well received thus far.  Again as we move into ‘03, we will be making additional presentations to customers, and we think it will grow more as we move into ‘03.  So, we’re happy thus far and we think we will do okay.

Wayman:  Okay and then one other question, in terms of Lowes, is that tracking according to expectations or is that looking to be better than you might have expected?

Graber:  Actually, the volume is coming in just a tad better than we originally anticipated at the beginning of the year, okay, so it is meeting our expectations from a volume standpoint, yes.

Wayman:  Okay, great.  Thank you very much.

Facilitator:  At this time, there are no further questions.

Graber:  Thank you very much.

Facilitator:  This concludes today’s Huffy Corporation conference call.  You may now disconnect.